U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-50508

                            CUSIP Number: 67071X 10 0

                                   NUVIM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

Suite 210, 12 North State Route 17
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(Address of Principal Executive Offices)

Paramus, NJ 07652
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(City, State and Zip Code)

201.556.1010
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(Registrant's Telephone Number)

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          [ ] Form 10-K; [XX] Form 10-KSB; [ ]Form 20-F [ ]; Form 11-K
                        [ ] Form 10-Q and [ ] Form 10-QSB

                       For Period Ended: December 31, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: All.

Part I   Registrant Information

The Registrant is NuVim, Inc. (the "Company"). It has an address at Suite 210, 12 North State Route 17, Paramus, NJ 07652.

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

Because substantial individual and institutional investments were subscribed for and partially received as the report was to be filed requiring an addition to the subsequent events portion of the notes, Part II, Item 7 (Financial
Statements and Exhibits) of the Company's Form 10-KSB for the year ended December 31, 2006 could not be filed within the prescribed period. This problem could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification: Mark Alan Siegel 561.988.6835

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In accordance with the requirements of the Securities Exchange Act of 1934, the small business issuer has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 2nd day of April 2007.

                                                 NUVIM, INC.


                                                 By: /s/ Richard P. Kundrat
                                                     ---------------------------
                                                     Richard P. Kundrat, CEO